

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2015

Via Email
Mr. John C. Shea
Chief Financial Officer
Healthcare Services Group, Inc.
3220 Tillman Drive, Suite 300
Bensalem, Pennsylvania 19020

      Re: Healthcare Services Group, Inc.
              Form 10-K for the year ended December 31, 2014
              Filed February 19, 2015
              File No. 000-12015

Dear Mr. Shea:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Operations
Accrued Insurance Claims, page 29

1.   We note that in 2014 you recorded a one-time, non-cash adjustment of $37,416,000 related to a change in estimate due to a change in reserve methodology through the utilization of a third party actuary. In light of the significance of the reserve estimates, please tell us what changes were made to your methodology, Please discuss any changes in the assumptions used, underlying factors that may have caused such changes and the actuarial methodology used before and after the change.

Note 4-Goodwill and Other Intangible Assets, page 49

2.   We note you amortized customer relationships acquired through Platinum Health Service PEO, LLC on a straight- line basis. Please explain to us in detail how a straight-line method of amortization reflects the pattern in which the economic benefits are consumed or otherwise used up, as described in ASC 350-30-35-6. We note on page 4 that that your agreements with clients are typically on a one year service term.

Note 7 – Allowance for Doubtful Accounts
Impaired Notes Receivable, page 53

3.   We note that the balance of impaired notes receivable increased significantly from the prior year, but the reserve as a percentage of the account balance was relatively lower compared to prior years. Please explain to us your consideration of the reserve estimate to the increase of impaired notes receivables during the year.

4.   In addition, you indicated on page 29 that the aggregate account balance of clients in bankruptcy/pending collection/litigation was $14.9 million at the end of the year, but the impaired notes receivables at year end was only $10.2 million. We note that you considered notes receivables impaired when clients were either in bankruptcy or subject to collection activity. As such, please tell us your consideration of excluding the remaining $4.7 million from impaired notes receivables.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant